UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
 (Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value
(Title of Class of Securities)

M69676 126
(CUSIP Number)

April 1, 2015
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 126

1.  Names of Reporting Persons:    David Sussan
     I.R.S. Identification Nos. of above persons (entities only):    N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions):(a) [   ]
                            (b) [   ]

3.  SEC Use Only

4.  Citizenship or Place of Organization:    Israel

Number of	5. Sole Voting Power: 539,940 Ordinary Shares
Shares
Beneficially	6. Shared Voting Power: -0-
Owned by
Each	7. Sole Dispositive Power: 539,940 Ordinary Shares
Reporting
Person With	8. Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 539,940 Ordinary Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [  ]

11.  Percent of Class Represented by Amount in Row (9):    6.9%*

12.  Type of Reporting Person (See Instructions):    IN

_________________

*	Based on 7,787,754 Ordinary Shares that the Issuer advised were issued and outstanding as of April 1, 2015.

Item 1.

(a)	Name of Issuer: MER Telemanagement Solutions Ltd. (the “Issuer”).

(b)	Address of Issuer's Principal Executive Offices:
14 Hatidhar Street, Ra’anana 4366516, Israel

Item 2.

(a)	Name of Persons Filing:

David Sussan

(b)	Address of Principal Business Office or, if none, Residence:

34 Shoham Street, Neve Monoson - Yehud, Israel, 60190

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”)

(e)	CUSIP Number: M69676 126

Item 3. Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 539,940

(b)	Percent of class: 6.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 539,940

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 539,940

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2015

                   /s/David Sussan
                     David Sussan